UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 3)*

NEXXUS LIGHTING, INC.
(Name of Issuer)

Class A Common Stock, par value $.001 per share
(Title of Class of Securities)

65338E105
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Continued on following pages
 Page 1 of 4 Pages

CUSIP NO. 65338E105	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
James Shawn Chalmers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America
	5	SOLE VOTING POWER:

NUMBER OF		1,804,305*
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,804,305*
WITH:	8	SHARED DISPOSITIVE POWER:

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,804,305*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.99%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*All of the warrants which are exercisable for shares of the Company’s Common Stock being reported as beneficially owned herein contain a blocker provision under which the holder of the warrants does not have the right to exercise the Warrants into shares of Common Stock to the extent that such exercise would result in beneficial ownership by the holder of more than 9.99% of the shares then issued and outstanding. As a result of the foregoing blocker provisions, the Reporting Person is reporting herein his beneficial ownership percentage as 9.99% of the current outstanding shares even though the number of shares reported as beneficially owned does not take account of the blocker provisions.

CUSIP NO. 65338E105	Page 3 of 4 Pages

Item 1(a)	Name of Issuer: Nexxus Lighting, Inc. (the “Issuer”).

1(b)	Address of the Issuer’s Principal Executive Offices:
124 Floyd Smith Drive, Suite 300, Charlotte, North Carolina 28262

Item 2(a)	Name of Person Filing
The Statement is filed on behalf of James Shawn Chalmers (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Reporting Person is 705 S. 10th Street, Blue Springs, Missouri 64015.

Item 2(c)	Citizenship:
The Reporting Person is a United States citizen.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e)	CUSIP Number:
65338E105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,804,305 Shares.

Item 4(b)	Percent of Class:
The Reporting Person may be deemed to be the beneficial owner of approximately 9.99% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	1,804,305
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,804,305
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 65338E105	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
The Reporting Person is (i) the sole director and President and majority stockholder of J&S Ventures, Inc. (“J&S”), a Missouri corporation which directly owns 3,000 Shares;  (ii) the sole manager and holder of 75% of the membership interests of Orion Capital Investments, LLC (“Orion Capital”), a Missouri limited liability company which directly owns 133,834 Shares of the Company’s Common Stock and currently exercisable warrants (“Warrants”) to purchase 153,279 Shares;  (iii) the sole manager and holder of 20% of the membership interests of Orion Investment Partners I, LLC (“Orion Investment”), a Missouri limited liability company which directly owns 323,762 Shares and 324,706 Warrants; and (iv) the trustee of the J. Shawn Chalmers Trust (the “Trust”) which directly owns 389,270 Shares and 456,454 Warrants.. The beneficial ownership of the Company’s Common Stock by the Reporting Person includes all of such Shares and Shares issuable upon exercise of the Warrants. In addition, the number of Shares reported herein as beneficially owned by the Reporting Person includes an aggregate of 20,000 shares of the Company’s Common Stock directly owned by the Reporting Person’s children. The other stockholders of  J&S and the other members of Orion Capital and Orion Investment have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares directly owned by such entities which are reported herein as beneficially owned by the Reporting Person. Neither J&S, Orion Capital nor Orion Investment owns more than 5% of the outstanding Shares. The Warrants contain a blocker provision under which the holder of the Warrants does not have the right to exercise the Warrants into Shares to the extent that such exercise would result in beneficial ownership by the holder of more than 9.99% of the Shares then issued and outstanding. As a result of the foregoing blocker provisions, the Reporting Person is reporting herein his beneficial ownership percentage as 9.99% of the current outstanding Shares even though the number of Shares reported as beneficially owned does not take account of the blocker provision.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:
By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 5, 2010
(Date)

/s/ James Shawn Chalmers
James Shawn Chalmers